EXHIBIT 99.2
                                                                  ------------


                        CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S REPORT

The Management of Advantage Energy Income Fund (the "Fund") is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Fund's assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditor to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

KPMG LLP, an independent firm of Chartered Accountants, appointed by the Unitholders as the external auditor of the Fund, has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. KPMG LLP have unlimited and unrestricted access to the Audit Committee.





Kelly I. Drader                                           Peter A. Hanrahan
President & CEO                                           VP Finance & CFO
March 7, 2006


AUDITORS' REPORT

To the Unitholders of Advantage Energy Income Fund

We have audited the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




Chartered Accountants
Calgary, Canada
March 7, 2006


                       Advantage Energy Income Fund - 1

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                             DECEMBER 31, 2005       DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------
                                                                                          (restated - note 2)
ASSETS
Current assets
     Accounts receivable                                            $     51,788             $     41,909
     Prepaid expenses and deposits                                         7,791                    7,052
-------------------------------------------------------------------------------------------------------------
                                                                          59,579                   48,961
Fixed assets (note 4)
     Property and equipment                                            1,295,235                1,190,552
     Accumulated depletion and depreciation                             (387,440)                (253,506)
-------------------------------------------------------------------------------------------------------------
                                                                         907,795                  937,046
Goodwill (note 3)                                                         45,473                   47,244

-------------------------------------------------------------------------------------------------------------
                                                                    $  1,012,847             $  1,033,251
-------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities (note 13)             $     76,371             $     91,165
     Cash distributions payable to Unitholders                            14,462                   12,419
     Current portion of capital lease obligations (note 5)                   358                    1,785
     Hedging liability                                                         -                      214
     Bank indebtedness (note 6)                                                -                  267,054
-------------------------------------------------------------------------------------------------------------

                                                                          91,191                  372,637
Capital lease obligations (note 5)                                         1,346                    7,606
Bank indebtedness (note 6)                                               252,476                        -
Convertible debentures (notes 2 and 7)                                   126,081                  136,433
Asset retirement obligations (note 8)                                     21,263                   17,503
Future income taxes (note 11)                                             99,026                  112,266
-------------------------------------------------------------------------------------------------------------
                                                                         591,383                  646,445
-------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST
Exchangeable shares (note 9)                                               2,369                   30,842
-------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (note 10)                                           681,574                  515,544
Convertible debentures equity component (notes 2 and 7)                    6,159                    6,764
Contributed surplus (note 10)                                              1,036                    1,036
Accumulated income                                                       177,709                  102,637
Accumulated cash distributions                                          (447,383)                (270,017)
-------------------------------------------------------------------------------------------------------------
                                                                         419,095                  355,964
-------------------------------------------------------------------------------------------------------------
                                                                    $  1,012,847             $  1,033,251
-------------------------------------------------------------------------------------------------------------

COMMITMENTS (NOTE 14)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Limited:





Rodger A. Tourigny, Director                          Kelly I. Drader, Director


                       Advantage Energy Income Fund - 2

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                                      YEAR ENDED             YEAR ENDED
(thousands of dollars, except for per Unit amounts)                DECEMBER 31, 2005      DECEMBER 31, 2004
------------------------------------------------------------------------------------------------------------
                                                                                         (restated - note 2)
REVENUE

     Petroleum and natural gas                                      $    376,572            $   241,481

     Unrealized hedging gain (loss)                                          214                   (214)

     Royalties, net of Alberta Royalty Credit                            (74,290)               (47,828)
------------------------------------------------------------------------------------------------------------
                                                                         302,496                193,439
------------------------------------------------------------------------------------------------------------

EXPENSES

     Operating                                                            57,941                 38,808

     General and administrative                                            5,452                  3,871

     Unit-based compensation (note 10)                                         -                  1,036

     Management fee (note 13)                                              3,665                  2,323

     Performance incentive (note 13)                                      10,544                 21,632

     Interest                                                             10,275                  6,407

     Interest and accretion on convertible debentures                     13,392                 10,425

     Depletion, depreciation and accretion                               135,096                 99,277
------------------------------------------------------------------------------------------------------------
                                                                         236,365                183,779
------------------------------------------------------------------------------------------------------------
Income before taxes and non-controlling interest                          66,131                  9,660

Future income tax reduction (note 11)                                    (11,371)               (16,381)

Income and capital taxes (note 11)                                         2,198                  2,003
------------------------------------------------------------------------------------------------------------
                                                                          (9,173)               (14,378)
------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                                75,304                 24,038

Non-controlling interest (note 9)                                            232                      -
------------------------------------------------------------------------------------------------------------

NET INCOME                                                                75,072                 24,038

Accumulated income, beginning of year as previously reported              93,451                 73,137

Effect of change in accounting policies (note 2)                           9,186                  5,462
------------------------------------------------------------------------------------------------------------
Accumulated income, beginning of year as restated                        102,637                 78,599
------------------------------------------------------------------------------------------------------------
ACCUMULATED INCOME, END OF YEAR                                     $    177,709            $   102,637
------------------------------------------------------------------------------------------------------------
Net income per Trust Unit (note 10)

     Basic                                                          $       1.33            $      0.59

     Diluted                                                        $       1.32            $      0.58
------------------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements


                       Advantage Energy Income Fund - 3

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                    YEAR ENDED                       YEAR ENDED
(thousands of dollars)                                           DECEMBER 31, 2005                DECEMBER 31, 2004
--------------------------------------------------------------------------------------------------------------------
                                                                                                 (restated - note 2)
OPERATING ACTIVITIES

Net income                                                         $      75,072                   $     24,038
Add (deduct) items not requiring cash:
     Unit-based compensation                                                   -                          1,036
     Non-cash performance incentive                                       10,544                         16,570
     Future income taxes                                                 (11,371)                       (16,381)
     Unrealized hedging loss (gain)                                         (214)                           214
     Accretion on convertible debentures                                   2,182                          1,724
     Depletion, depreciation and accretion                               135,096                         99,277
     Non-controlling interest                                                232                              -
Expenditures on asset retirement                                          (2,025)                          (673)
Changes in non-cash working capital                                      (22,910)                          (480)
--------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                    186,606                        125,325
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

Units issued, net of costs (note 10)                                     107,616                         62,465
Convertible debentures issued, net of costs (note 7)                           -                        119,552
Increase (decrease) in bank indebtedness                                 (14,578)                       119,500
Reduction of capital lease obligations                                    (7,687)                          (321)
Cash distributions to Unitholders                                       (175,323)                      (113,681)
--------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                          (89,972)                       187,515
--------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures on property and equipment                                  (103,229)                      (107,893)
Property acquisitions                                                       (210)                      (180,645)
Property dispositions                                                      3,379                          6,539
Acquisition of Defiant Energy Corporation (note 3)                           (98)                       (31,254)
Changes in non-cash working capital                                        3,524                            413
--------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                        (96,634)                      (312,840)
--------------------------------------------------------------------------------------------------------------------
Net change in cash                                                             -                              -
Cash, beginning of year                                                        -                              -

--------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                  $           -                   $          -
--------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION

     Interest paid                                                 $      23,358                   $     13,915
     Taxes paid                                                    $       2,605                   $      1,314

see accompanying Notes to Consolidated Financial Statements


                       Advantage Energy Income Fund - 4

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

All tabular amounts in thousands except for Units and per Unit amounts

1.   BUSINESS AND STRUCTURE OF THE FUND

     Advantage Energy Income Fund ("Advantage" or the "Fund") was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture originally dated April 17, 2001, and as occasionally amended, between Advantage Oil & Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the "Unitholders").

     The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its subsidiary, AOG, which is primarily owned by the Fund with a small residual interest, represented by the Exchangeable Share ownership held by other parties (see note 9). The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

     The purpose of the Fund is to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. The extent of cash distributions from AOG to the Fund are determined by Management and the Board of Directors and are based on the cash available after retaining a portion to meet expenditure requirements. The distribution policy is closely monitored considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Cash inflows are predominantly dependent on the current level of production and the prevailing commodity prices. It is the Funds long-term objective to provide stable and sustainable cash distributions to the Unitholders.

     The Fund is actively managed by Advantage Investment Management Ltd. (the "Manager"). As compensation, the Manager receives management fees pursuant to a Management Agreement as approved by the Board of Directors (see note 13).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Management of the Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that effect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

     (a) CONSOLIDATION AND JOINT OPERATIONS

     These consolidated financial statements include the accounts of the Fund and all subsidiaries, including AOG. All intercompany balances and transactions have been eliminated.

     The Fund conducts exploration and production activities jointly with other participants. The accounts of the Fund reflect its proportionate interest in such joint operations.


                       Advantage Energy Income Fund - 5

     (b) PROPERTY AND EQUIPMENT

         (i) PETROLEUM AND NATURAL GAS PROPERTIES AND RELATED EQUIPMENT

         The Fund follows the "full cost" method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities.

         Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion and depreciation of 20% or more.

         Depletion of petroleum and natural gas properties and depreciation of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production" method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

         The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

         Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

         (ii) FURNITURE AND EQUIPMENT

         The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

     (c) GOODWILL

     Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Fund) to its carrying value, including goodwill. If the fair value of the Fund is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Fund to the identifiable assets and liabilities as if the Fund had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Fund over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred. There has been no impairment of the Fund's goodwill.

     (d) CASH DISTRIBUTIONS

     Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly.

     (e) FINANCIAL INSTRUMENTS

     The Fund occasionally uses various types of derivative financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled. For the unrealized portion of such contracts, Advantage utilizes the "fair value" method of accounting. The


                       Advantage Energy Income Fund - 6
     fair value is based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments given future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date. There were no derivative financial instruments outstanding at December 31, 2005.

     Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the CICA. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     CONSOLIDATED BALANCE SHEETS                          DECEMBER 31, 2004     DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------
     Current liabilities
       Accounts payable and accrued liabilities             $    16,570            $   19,592
     Long-term liabilities
       Convertible debentures                               $   136,433            $   91,372
     Unitholders' equity
       Convertible debentures                               $  (148,450)           $  (99,984)
       Convertible debentures equity component              $     6,764            $    4,726
       Unitholders' capital                                 $   (20,503)           $  (21,168)
       Accumulated income                                   $     9,186            $    5,462

                                                             YEAR ENDED            YEAR ENDED
     CONSOLIDATED STATEMENTS OF INCOME                    DECEMBER 31, 2004     DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------

     Interest and accretion on convertible debentures       $  10,425              $    5,521
-------------------------------------------------------------------------------------------------
     Net income                                             $ (10,425)             $   (5,521)
-------------------------------------------------------------------------------------------------
     Net income per Trust Unit
       Basic                                                $  (0.04)              $    (0.03)
       Diluted                                              $  (0.05)              $    (0.03)

     (f) ASSET RETIREMENT OBLIGATIONS

     The Fund follows the "asset retirement obligation" method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Fund's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Fund's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties and related equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.


                       Advantage Energy Income Fund - 7

     (g) INCOME TAXES

     The Fund is considered an open-ended unincorporated mutual fund trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

     The Fund and its subsidiaries follow the "liability" method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

     (h) EXCHANGEABLE SHARES

     In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

     (i) UNIT-BASED COMPENSATION

     The Fund has a unit-based compensation plan (the "Plan") for external directors of the Fund, which is described in note 10. Advantage elected to prospectively adopt amendments to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Fund must account for compensation expense based on the "fair value" of rights granted under its unit-based compensation plan.

     Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

     (j) REVENUE RECOGNITION

     Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

     (k) PER TRUST UNIT AMOUNTS

     Net income per Trust Unit is calculated using the weighted average number of Trust Units outstanding during the year. Diluted net income per Trust Unit is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and exchangeable shares and the "treasury stock" method for trust unit rights.

     (l) MEASUREMENT UNCERTAINTY

     The amounts recorded for depletion and depreciation of property and equipment, the provision for asset retirement obligation costs and related accretion expense, and impairment calculations for property and equipment and goodwill are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, relevant fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.


                       Advantage Energy Income Fund - 8

     (m) COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the current year's presentation.

3.   ACQUISITIONS

     (a) DEFIANT ENERGY CORPORATION

     On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $143.1 million. Defiant was a corporation engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition was accounted for using the
     "purchase  method"  with  the  results  of  operations  included  in  the consolidated financial statements as of the closing date of the acquisition. Defiant was amalgamated with AOG on January 1, 2005. The purchase price has been allocated as follows:

     Net assets acquired and liabilities assumed:            Consideration:

     Property and equipment                $   232,750       Cash                                  $     34,000
     Goodwill                                   18,557       3,666,286 Trust Units issued                77,982
     Future income taxes                       (49,636)      1,450,030 Exchangeable Shares issued        30,842
     Bank indebtedness                         (44,586)      Acquisition costs incurred                     264
                                                                                                   ------------
     Capital lease obligations                  (7,347)                                            $    143,088
                                                                                                   ------------
     Net working capital
        (including cash of $4.1 million)        (5,368)
     Asset retirement obligations               (1,282)
                                            -----------
                                           $   143,088

     The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised in 2005 due to the finalization of net working capital acquired, tax balances and certain cost estimates. As a result, net working capital deficit increased $1.2 million, future income tax liability decreased $1.9 million, goodwill decreased $1.8 million and acquisition costs decreased $1.1 million.

     (b) ASSET ACQUISITION

     On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

4.   FIXED ASSETS

     During the year ended December 31, 2005, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $3,293,000 (2004 - $2,401,000).

     Costs of $17,805,000 (2004 - $25,700,000) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $ 87,843,000 (2004 - $64,200,000) have been included in costs subject to depletion.

     The Fund performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

                                                  WTI CRUDE OIL    EXCHANGE RATE      AECO GAS
     YEAR                                           ($US/BBL)       ($US/$CDN)      ($CDN/MMBTU)
------------------------------------------------------------------------------------------------
     2006                                           $ 60.81          $  0.85          $ 11.58
     2007                                           $ 61.61          $  0.85          $ 10.84
     2008                                           $ 54.60          $  0.85          $  8.95
     2009                                           $ 50.19          $  0.85          $  7.87
     2010                                           $ 47.76          $  0.85          $  7.57
------------------------------------------------------------------------------------------------
     Percentage increase each year after 2010           1.5%              -               1.5%
------------------------------------------------------------------------------------------------


                       Advantage Energy Income Fund - 9

     Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Fund when performing the ceiling test calculation.

5.   CAPITAL LEASE OBLIGATIONS

     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2005 consist of the following:

     2006                                         $     443
     2007                                             1,364
--------------------------------------------------------------
                                                      1,807
     Less amounts representing interest                (103)
--------------------------------------------------------------
                                                      1,704
     Current portion                                   (358)
--------------------------------------------------------------
                                                  $   1,346
--------------------------------------------------------------


6.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0.85% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. At December 31, 2005, the effective interest rate on the outstanding amounts under the facility was approximately 4.4%.


7.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. Based on revised accounting standards (see note 2), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                   10.00%           9.00%          8.25%            7.75%           7.50%        TOTAL
--------------------------------------------------------------------------------------------------------------------------
     Issue date                 Oct. 18, 2002   Jul. 8, 2003   Dec. 2, 2003    Sept. 15, 2004  Sept. 15, 2004
     Maturity date              Nov. 1, 2007    Aug. 1, 2008   Feb. 1, 2009     Dec. 1, 2011    Oct. 1, 2009
     Conversion price             $   13.30      $   17.00       $   16.50        $   21.00        $   20.25

     Liability component          $  52,722      $  28,662       $  56,802        $  47,444        $  71,631   $  257,261
     Equity component                 2,278          1,338           3,198            2,556            3,369       12,739
--------------------------------------------------------------------------------------------------------------------------
     Gross proceeds                  55,000         30,000          60,000           50,000           75,000      270,000
     Issuance costs                  (2,495)        (1,444)         (2,588)          (2,190)          (3,190)     (11,907)
--------------------------------------------------------------------------------------------------------------------------
     Net proceeds                 $  52,505      $  28,556       $  57,412        $  47,810        $  71,810   $  258,093
--------------------------------------------------------------------------------------------------------------------------


                       Advantage Energy Income Fund - 10

     The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

     CONVERTIBLE                                                                   REDEMPTION
      DEBENTURE     REDEMPTION PERIODS                                                PRICE
----------------------------------------------------------------------------------------------
       10.00%       After November 1, 2005 and on or before November 1, 2006          $1,050
                    After November 1, 2006 and before November 1, 2007                $1,025
----------------------------------------------------------------------------------------------
        9.00%       After August 1, 2006 and on or before August 1, 2007              $1,050
                    After August 1, 2007 and before August 1, 2008                    $1,025
----------------------------------------------------------------------------------------------
        8.25%       After February 1, 2007 and on or before February 1, 2008          $1,050
                    After February 1, 2008 and before February 1, 2009                $1,025
----------------------------------------------------------------------------------------------
        7.75%       After December 1, 2007 and on or before December 1, 2008          $1,050
                    After December 1, 2008 and on or before December 1, 2009          $1,025
                    After December 1, 2009 and before December 1, 2011                $1,000
----------------------------------------------------------------------------------------------
        7.50%       After October 1, 2007 and on or before October 1, 2008            $1,050
                    After October 1, 2008 and before October 1, 2009                  $1,025
----------------------------------------------------------------------------------------------

     The balance of debentures outstanding at December 31, 2005 and changes in the liability and equity components during the years ended December 31, 2005 and 2004 are as follows:

                                        10.00%          9.00%         8.25%           7.75%          7.50%       TOTAL
-------------------------------------------------------------------------------------------------------------------------
     Debentures outstanding            $   2,534     $   7,619      $   8,646       $  49,710      $ 66,602    $ 135,111
-------------------------------------------------------------------------------------------------------------------------
     Liability component:
       Balance at Dec. 31, 2003        $   9,547     $  27,531      $  54,294       $       -      $      -    $  91,372
       Issued for cash, net of costs           -             -            (68)         45,366        68,584      113,882
       Accretion of discount                 116           438            643             182           345        1,724
       Converted to Trust Units           (5,740)      (17,581)       (42,632)              -        (4,592)     (70,545)
-------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2004            3,923        10,388         12,237          45,548        64,337      136,433
       Accretion of discount                  55           168            198             616         1,145        2,182
       Converted to Trust Units           (1,525)       (3,297)        (4,285)           (266)       (3,161)     (12,534)
-------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2005        $   2,453     $   7,259      $   8,150       $  45,898      $ 62,321    $ 126,081
-------------------------------------------------------------------------------------------------------------------------
     Equity component:
       Balance at Dec. 31, 2003        $     404     $   1,274      $   3,048       $       -      $      -    $   4,726
       Issued for cash, net of costs           -             -              -           2,444         3,226        5,670
       Converted to Trust Units             (241)         (802)        (2,373)              -          (216)      (3,632)
-------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2004              163           472            675           2,444         3,010        6,764
       Converted to Trust Units              (63)         (149)          (234)            (14)         (145)        (605)
-------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2005        $     100     $     323      $     441       $   2,430      $  2,865    $   6,159
-------------------------------------------------------------------------------------------------------------------------

     On September 15, 2004, Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     During the year ended December 31, 2005, $13,339,000 (2004 - $76,534,000)
     debentures were converted resulting in the issuance of 783,870 Trust Units (2004 - 4,637,187 Trust Units).


8.   ASSET RETIREMENT OBLIGATIONS

     The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows


                       Advantage Energy Income Fund - 11
     required to settle its asset retirement obligations is approximately $94 million which will be incurred between 2006 to 2056. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset
     retirement   obligations.

     A reconciliation of the asset retirement obligations is provided below:

                                                            YEAR ENDED            YEAR ENDED
                                                         DECEMBER 31, 2005     DECEMBER 31, 2004
------------------------------------------------------------------------------------------------
     Balance, beginning of year                              $  17,503              $  13,892
     Accretion expense                                           1,162                    926
     Liabilities incurred                                        4,623                  3,358
     Liabilities settled                                        (2,025)                  (673)
------------------------------------------------------------------------------------------------
     Balance, end of year                                    $  21,263              $  17,503
------------------------------------------------------------------------------------------------


9.   EXCHANGEABLE SHARES

                                                         NUMBER OF SHARES            AMOUNT
------------------------------------------------------------------------------------------------
     Issued for acquisition of Defiant (note 3)              1,450,030              $  30,842
------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                            1,450,030                 30,842
     Converted to Trust Units                               (1,345,358)               (28,705)
     Non-controlling interest in net income                          -                    232
------------------------------------------------------------------------------------------------
     Balance at December 31, 2005                              104,672              $   2,369
------------------------------------------------------------------------------------------------
     Trust Units issuable                                      122,413
------------------------------------------------------------------------------------------------

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to
     1.16949 at December 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances.

     Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Fund can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a Trust Unit on the last business day prior to such redemption date.



                       Advantage Energy Income Fund - 12

10.  UNITHOLDERS' EQUITY

     (a) UNITHOLDERS' CAPITAL

         (i)  AUTHORIZED

              Unlimited number of voting Trust Units

         (ii) ISSUED

                                                                  NUMBER OF UNITS         AMOUNT
--------------------------------------------------------------------------------------------------------
                                                                                     (restated - note 2)
     Balance at December 31, 2003                                   36,717,206          $    281,328
     2003 non-cash performance incentive                             1,099,104                19,592
     Issued for cash, net of costs                                   3,500,000                62,207
     Issued for acquisition of Defiant, net of costs (note 3)        3,666,286                77,837
     Issued on conversion of debentures                              4,637,187                74,177
     Issued on exercise of options                                      55,000                   403
--------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                   49,674,783               515,544
     2004 non-cash performance incentive                               763,371                16,570
     Issued for cash, net of costs                                   5,250,000               107,616
     Issued on conversion of debentures                                783,870                13,139
     Issued on conversion of exchangeable shares                     1,374,300                28,705
--------------------------------------------------------------------------------------------------------
     Balance at December 31, 2005                                   57,846,324          $    681,574
--------------------------------------------------------------------------------------------------------

     On January 27, 2004, Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

     On September 15, 2004, Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit for net proceeds of $62.2 million (net of Underwriters' fees and other issue costs of $3.6 million) to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     On December 21, 2004, Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see note 3).

     On January 19, 2005, Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance incentive fee.

     On February 9, 2005, Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance incentive fee.


     (b) TRUST UNITS RIGHTS INCENTIVE PLAN

     Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.


                       Advantage Energy Income Fund - 13

                                                     SERIES A                   SERIES B
                                               NUMBER        PRICE        NUMBER       PRICE
----------------------------------------------------------------------------------------------
     Balance at December 31, 2003             140,000      $   7.87             -     $     -
     Exercised                                (55,000)            -             -           -
     Issued                                         -             -       225,000       18.42
     Reduction of exercise price                    -         (2.82)            -       (1.67)
----------------------------------------------------------------------------------------------
     Balance at December 31, 2004              85,000          5.05       225,000       16.75
     Reduction of exercise price                    -         (3.12)            -       (3.12)
----------------------------------------------------------------------------------------------
     Balance at December 31, 2005              85,000      $   1.93       225,000     $ 13.63
----------------------------------------------------------------------------------------------

     Expiration date                              August 16, 2006            June 17, 2008
----------------------------------------------------------------------------------------------

     On June 17, 2004, the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right and recorded a non-cash unit-based compensation expense of $1.0 million to recognize the fair value of the rights granted. The fair value of the Trust Unit rights was determined using the Black-Scholes-Merton model which included the following assumptions: 4% risk-free interest rate, approximate 4 year expected life, 15% expected volatility, and 15% expected dividend yield. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2005 and there was no compensation expense recorded.

     The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

                                                        YEAR ENDED            YEAR ENDED
     PRO FORMA RESULTS                               DECEMBER 31, 2005     DECEMBER 31, 2004
---------------------------------------------------------------------------------------------
                                                                          (restated - note 2)
     Net income, as reported                          $    75,072            $   24,038
     Less compensation expense
         for rights issued in 2002                            300                   701
---------------------------------------------------------------------------------------------
     Pro forma net income                             $    74,772            $   23,337
---------------------------------------------------------------------------------------------

     Net income per Trust Unit, as reported
         Basic                                        $      1.33            $     0.59
         Diluted                                      $      1.32            $     0.58
---------------------------------------------------------------------------------------------

     Net income per Trust Unit, pro forma
         Basic                                        $      1.32            $     0.57
         Diluted                                      $      1.31            $     0.57
---------------------------------------------------------------------------------------------


                       Advantage Energy Income Fund - 14

     (c) NET INCOME PER TRUST UNIT

     The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                            YEAR ENDED             YEAR ENDED
                                                         DECEMBER 31, 2005      DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------
     Income available to Unitholders
         Basic                                            $    75,072             $   24,038
         Trust Units Rights Incentive Plan - Series A               -                      -
         Trust Units Rights Incentive Plan - Series B               -                      -
         Exchangeable shares                                      232                      -
-------------------------------------------------------------------------------------------------
         Diluted                                          $    75,304             $   24,038
-------------------------------------------------------------------------------------------------

     Weighted average Trust Units outstanding
         Basic                                             56,593,303             41,008,308
         Trust Units Rights Incentive Plan - Series A          76,698                 72,287
         Trust Units Rights Incentive Plan - Series B          69,800                 19,473
         Exchangeable shares                                  298,341                 43,580
-------------------------------------------------------------------------------------------------
         Diluted                                           57,038,142             41,143,648
-------------------------------------------------------------------------------------------------

     The calculation of diluted net income per Trust Unit excludes all series of convertible debentures as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the year ended December 31, 2005 was 7,288,894 (2004 - 5,970,897). As at December 31, 2005, the total convertible debentures outstanding were immediately convertible to 6,818,833 Trust Units (December 31, 2004 - 7,602,487).


11.  INCOME TAXES

     The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense, Trust Unit issue costs, and interest on convertible debentures. Given that taxable income of the Fund is allocated to the Unitholders, no provision for current income taxes relating to the Fund is included in these financial statements. As at December 31, 2005, the Fund had unrecognized deductible temporary differences of $19.6 million.

     The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                   YEAR ENDED            YEAR ENDED
                                                                DECEMBER 31, 2005     DECEMBER 31, 2004
--------------------------------------------------------------------------------------------------------
                                                                                     (restated - note 2)
     Income before taxes                                            $  66,131              $   9,660
--------------------------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates                    25,080                  3,269
     Increase (decrease) in income taxes resulting from:
        Non-deductible Crown charges                                   12,406                  7,537
        Resource allowance                                            (15,390)                (8,766)
        Amounts included in trust income and other                    (33,467)               (18,421)
--------------------------------------------------------------------------------------------------------
     Future income tax reduction                                      (11,371)               (16,381)
     Income and capital taxes                                           2,198                  2,003
--------------------------------------------------------------------------------------------------------
                                                                    $  (9,173)             $ (14,378)
--------------------------------------------------------------------------------------------------------


                       Advantage Energy Income Fund - 15

     The components of the future income tax liability at December 31 are as follows:

                                                             2005            2004
------------------------------------------------------------------------------------
     Property and equipment in excess of tax basis        $  119,065     $  127,130
     Asset retirement obligation                              (7,230)        (6,126)
     Non-capital tax loss carry forward                      (11,228)        (7,356)
     Other                                                    (1,581)        (1,382)
------------------------------------------------------------------------------------
     Future income tax liability                           $  99,026     $  112,266
------------------------------------------------------------------------------------

     AOG has non-capital tax loss carry forward of approximately $33.0 million of which $0.3 million expires in 2007, $20.7 million in 2009, and $12.0 million in 2014.

12.  FINANCIAL INSTRUMENTS

     Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, cash distributions payable, capital lease obligations, and bank indebtedness. As at December 31, 2005, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The carrying value of accounts receivable reflects Management's assessment of the associated credit risks. The Fund is further exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

     In addition, the Fund has outstanding convertible debenture obligations that are financial liabilities. The convertible debentures have different fixed terms and interest rates (see note 7) resulting in fair values that will vary over time as market conditions change. As at December 31, 2005, the estimated fair value of the total outstanding convertible debenture obligation was $137.5 million.


13.  MANAGEMENT FEE AND PERFORMANCE INCENTIVE FEE

     The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees are paid quarterly and $1.0 million was payable at December 31, 2005 (December 31, 2004 - $0.7 million).

     The Manager of the Fund is also entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. The 2005 opening and closing Unit prices were $21.71 and $22.19, respectively (2004 opening and closing Unit prices were $17.83 and $21.71, respectively). Cash distributions for the year amounted to $3.12 per Trust Unit (2004 cash distributions were $2.82 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The performance incentive fee payable at year end for 2005 was $10.5 million (2004 - $21.6 million). The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units at the closing Unit price of $22.19 to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees.


                       Advantage Energy Income Fund - 16

14.  LEASE COMMITMENTS

     Advantage  has  lease  commitments  relating  to  office  buildings.  The
     estimated  annual  minimum   operating  lease  rental  payments  for  the
     buildings, after deducting sublease income, are as follows:

         2006                                       $ 1,430
         2007                                         1,397
         2008                                           572
------------------------------------------------------------
                                                    $ 3,399
------------------------------------------------------------

15.  RECONCILIATION  OF  FINANCIAL   STATEMENTS  TO  UNITED  STATES  GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States ("US GAAP"). Any differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are not material, except as described below. All adjustments are measurement differences only and disclosure items are not noted.

     (a) UNIT-BASED COMPENSATION

     Effective January 1, 2003, the Fund prospectively adopted amendments to CICA 3870 "Stock-based Compensation and Other Stock-based Payments". Under this amended standard, the Fund must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. Under US GAAP, the Fund similarly adopted SFAS 123 "Accounting for Stock-Based Compensation" and applied prospective transitional provisions of SFAS 148 relative to grants after January 1, 2003. As a result, both Canadian GAAP and US GAAP are substantially similar with regards to accounting for such stock-based compensation arrangements and there are no accounting differences for grants after January 1, 2003.

     For grants prior to January 1, 2003, no compensation cost was recognized at the grant date given that the options were issued at market value. As options are subsequently exercised under the unit-based compensation plan, the consideration received is recorded as unitholders' capital. However, the Fund does calculate compensation expense based on the intrinsic value of the rights which is disclosed in the notes to the consolidated financial statements along with the associated impact on net income and net income per Trust Unit. Intrinsic value is calculated as the difference between the quoted market price and the exercise price. Under US GAAP, as the Trust Units Rights Incentive Plan is a variable compensation plan, grants prior to January 1, 2003 continue to be accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, whereby compensation expense is actually recorded each period-end using the intrinsic value methodology. This different accounting treatment has resulted in additional unit-based compensation expense for the Fund related to options granted during 2002.

     (b) CONVERTIBLE DEBENTURES

     The Fund applies CICA 3860 "Financial Instruments - Presentation and Disclosure" in accounting for convertible debentures which results in their classification as long-term liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

     Under US GAAP, the entire convertible debenture balance would be shown as a long-term liability. The embedded conversion feature would not be accounted for separately as a component of equity. Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance. As a result of these US GAAP differences, the convertible debenture balance in long-term liabilities represents the actual maturity value of the outstanding debentures. Issuance costs are shown separately as a deferred charge and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.


                       Advantage Energy Income Fund - 17

     (c) DEPLETION AND DEPRECIATION

     For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

     US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

     (d) CEILING TEST

     Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

     Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized an impairment loss of $49.5 million in 2001, $28.3 million net of tax. The impairment loss decreased net book value of property and equipment which reduced depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.

     (e) FUTURE INCOME TAX

     The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2005 and 2004. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for depletion and depreciation, and impairments from ceiling test calculations.

     (f) NON-CONTROLLING INTEREST

     The Fund owns a significant majority of AOG and consolidates the entire entity. As a result, non-controlling interest expense is presented which represents the residual ownership interests. Accounting standards for the determination of non-controlling interest under Canadian GAAP is substantially similar as compared to US GAAP. The differences between Canadian GAAP and US GAAP non-controlling interest expense relates entirely to the non-controlling interests share of all other GAAP difference that have impacted net income.

     (g) UNITHOLDERS' EQUITY

     Unitholders' equity of Advantage consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of unitholders' equity.


                       Advantage Energy Income Fund - 18

     Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. The same accounting treatment would be applicable to the Exchangeable Shares. Changes in the redemption value from year-to-year are charged to deficit. All components of unitholders' equity related to Trust Units and Exchangeable Shares are eliminated. When calculating net income per Trust Unit, increases in the redemption value during a period results in a reduction of net income available to Unitholders while decreases in the redemption value increases net income available to Unitholders. For the years ended December 31, 2005 and 2004, net income available to Unitholders was increased by $3.7 million and reduced by $104.4 million corresponding to changes in the Trust Units redemption value for the respective periods.

     (h) COMPREHENSIVE INCOME

     US GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by US GAAP. The Fund currently has no financial items that qualify as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

     (i) STATEMENTS OF CASH FLOW

     The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.

     (j) RECENT US ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

     SFAS 123R SHARE-BASED PAYMENT: SFAS 123R was issued December 2004 as a revision to SFAS 123. This statement establishes accounting standards for transactions in which an entity exchanges equity instruments for goods or services. The standard also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The implementation effective date for this standard is as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

     SFAS 153 EXCHANGES OF NONMONETARY ASSETS: This statement amends APB Opinion No. 29, Accounting for Nonmonetary Transactions. APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that basic principle. This statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The implementation effective date for this standard is for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Fund does not expect this statement to have a material impact on the consolidated financial statements.

     SFAS 154 ACCOUNTING CHANGES AND ERROR CORRECTIONS: This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement replaces prior accounting standards that required most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle (with certain exceptions) as if that principle had always been used or as the adjustment of previously  issued  financial  statements  to  reflect  a  change  in the reporting entity. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The implementation effective date for this standard is for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of this standard on the consolidated financial statements will be dependent on the nature and extent of subsequent new and revised accounting pronouncements.


                       Advantage Energy Income Fund - 19

     The application of US GAAP would have the following effect on net income as reported:

     CONSOLIDATED STATEMENTS OF INCOME                                        YEAR ENDED              YEAR ENDED
     (thousands of Canadian dollars, except for per Unit amounts)          DECEMBER 31, 2005       DECEMBER 31, 2004
---------------------------------------------------------------------------------------------------------------------
                                                                                                  (restated - note 2)
     Net income - Canadian GAAP, as reported                                   $  75,072                $  24,038
     US GAAP Adjustments:
        Unit-based compensation - note 15(a)                                        (301)                    (641)
        Interest and accretion on convertible debentures - note 15(b)              1,095                      863
        Depletion, depreciation and accretion - notes 15(c) and (d)                9,886                    9,691
        Future income tax reduction - note 15(e)                                  (3,652)                  (3,460)
        Non-controlling interest - note 15(f)                                        (22)                       -
---------------------------------------------------------------------------------------------------------------------
     Net income and comprehensive income - US GAAP                             $  82,078                $  30,491
---------------------------------------------------------------------------------------------------------------------

     Net income per Trust Unit before change in redemption value of Trust Units
        - US GAAP:
        Basic                                                                  $    1.45                $    0.74
        Diluted                                                                $    1.44                $    0.74
     Net income per Trust Unit - US GAAP:
        Basic                                                                  $    1.52                $   (1.80)
        Diluted                                                                $    1.51                $   (1.80)
---------------------------------------------------------------------------------------------------------------------

     The application of US GAAP would have the following effect on the balance sheets as reported:

                                                              DECEMBER 31, 2005               DECEMBER 31, 2004
                                                              -----------------               -----------------
     CONSOLIDATED BALANCE SHEETS                          CANADIAN          US             CANADIAN         US
     (thousands of Canadian dollars)                        GAAP           GAAP             GAAP          GAAP
------------------------------------------------------------------------------------------------------------------
     ASSETS
         Deferred charge - note 15(b)                     $      -      $   4,368          $       -    $    5,848
         Property and equipment, net                       907,795        888,936            937,046       908,301
                  - notes 15(c) and (d)

     LIABILITIES AND UNITHOLDERS' EQUITY
         Convertible debentures - note 15(b)              $126,081      $ 135,111          $ 136,433    $  148,450
         Future income taxes - note 15(e)                   99,026         92,613            112,266       102,201
         Temporary equity - note 15(g)                           -      1,067,204                  -       933,539
         Deficit - note 15(g)                                    -      (665,627)                  -     (574,060)
         Unitholders' capital - notes 15 (a) and (g)       681,574              -            515,544             -
         Exchangeable shares - note 15(g)                    2,369              -             30,842             -
         Convertible debentures equity component             6,159              -              6,674             -
                  - note 15(b)
         Contributed surplus - note 15(a)                    1,036          2,779              1,036         2,478
         Accumulated income - note 15(g)                   177,709              -            102,637             -
         Accumulated cash distributions - note 15(g)      (447,383)             -          (270,017)             -


                       Advantage Energy Income Fund - 20